WilmerHale

FOIA Confidential Treatment Request
The entity requesting confidential treatment is
Emergent BioSolutions Inc.	Brian A. Johnson
300 Professional Drive, Suite 250
Gaithersburg, MD 20879	+1 212 937 7206 (t)
Attn: General Counsel	+1 212 230 8888 (f)
(301) 944-0290	brian.johnson@wilmerhale.com
September 25, 2006
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Song P. Brandon, Esq.

Re:	Emergent BioSolutions Inc. Registration Statement on Form S-1 File Number 333-136622
Ladies and Gentlemen:
On behalf of Emergent BioSolutions Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).
Amendment No. 1 is being filed in response to comments contained in the letter dated September 9, 2006 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Fuad El-Hibri, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.
On behalf of the Company, we advise you as follows:

WilmerHale
Securities and Exchange Commission
September 25, 2006

General
1.	Please note that we have received your request for confidential treatment for certain of your exhibits. In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover. We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.

Response:	The Company acknowledges that the Staff will not consider a request for acceleration of effectiveness of the Registration Statement until all confidential treatment issues have been resolved.
2.	Please provide updated interim financial information in accordance with Item 3-12 of Regulation S-X.

Response:	The Company has revised the Registration Statement to provide updated interim financial information in accordance with Item 3-12 of Regulation S-X.
Comments Applicable to the Entire Prospectus
3.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

Response:	The Company does not currently intend to include any graphical, visual or photographic information in the prospectus. If the Company determines to include any visual information in the prospectus, the Company will promptly provide such additional information to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments regarding any such additional information.
4.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response:	The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing pricing-related information. The Company is aware that it must file this amendment prior to circulating the prospectus.

WilmerHale
Securities and Exchange Commission
September 25, 2006

5.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response:	The Company acknowledges the Staff’s interpretation regarding the parameters of a bona fide price range. When the Company files a pre-effective amendment containing a price range, the range will satisfy these parameters.
Summary, page 1
6.	In instances where you have stated that BioThrax is safe and effective, please revise to state that it is sufficiently safe and effective.

Response:	The Company advises the Staff that the only references in the prospectus to BioThrax as “safe and effective” are references to the final order issued by the U.S. Food and Drug Administration (“FDA”) in December 2005 categorizing BioThrax as safe and effective and not misbranded. Disclosure regarding the FDA’s final order is included in Amendment No. 1 on pages 1, 23, 79, 89 and 125. The Company respectfully submits that the existing disclosure in the prospectus accurately describes the conclusion of the FDA in its final order. Under separate cover, the Company has supplementally provided the Staff with a marked copy of the FDA final order.
7.	You indicate on page 1 that a study by the Institute of Medicine supported the FDA ruling that BioThrax is safe and effective for the prevention of anthrax infection by all routes of exposure, including inhalation. Please provide us a marked copy of this source to support your statement.

Response:	Under separate cover, the Company has supplementally provided the Staff with a marked copy of the source to support the statement that a study by the Institute of Medicine supported the FDA ruling that BioThrax is safe and effective for the prevention of anthrax infection by all routes of exposure, including inhalation.
8.	We note the statistical information you include on pages 2 and 76-77 regarding the data obtained from Frost & Sullivan. Please provide us with copies of this source in which you obtained the statistical figures. The copy should be marked to indicate the information supporting your statements.

Response:	Under separate cover, the Company has supplementally provided the Staff

WilmerHale
Securities and Exchange Commission
September 25, 2006

with a marked copy of the source to support the statistical information on pages 2 and 84 of Amendment No. 1 regarding the data obtained from Frost & Sullivan.
9.	If any of the data from Frost & Sullivan were derived from studies or reports that were performed on your behalf, please so indicate and file any appropriate third party consents.

Response:	The Company advises the Staff that the data from Frost & Sullivan were not derived from studies or reports that were performed on the Company’s behalf.
Our Business, page 1
10.	We note that you have completed Phase I clinical trials for your typhoid vaccine. Please tell us if the IND filed with the FDA was filed by you or another party. Additionally, tell us the product name used in the IND that was filed.

Response:	The Company advises the Staff that the investigational new drug application (“IND”) for the Company’s typhoid vaccine candidate was originally filed by Microscience Limited (“Microscience”) prior to the Company’s acquisition of Microscience in June 2005. The IND is currently held by Emergent Product Development UK. The product name used in the IND at the time of filing was Micro-Ty. The product name currently used in IND submissions is M01ZH09.
11.	Are you planning to conduct clinical trials for your hepatitis B therapeutic vaccine or Group B streptococcus vaccine in the US?

Response:	The Company advises the Staff that if the results of the Company’s planned Phase II clinical trial of its hepatitis B therapeutic vaccine candidate in the United Kingdom are favorable, it currently anticipates that it will conduct one or more clinical trials of this vaccine candidate in the United States as may be appropriate. The Company further advises the Staff that it currently anticipates that the majority of the remainder of the clinical development for its group B streptococcus vaccine candidate will be conducted in the United States. The Company has revised the disclosure on pages 100 and 102 accordingly.

WilmerHale
Securities and Exchange Commission
September 25, 2006

Our Strategy, page 3
12.	We note your summary of the primary goals for your company for the future. Please balance the discussion of your strategy in the summary with an equally prominent discussion of obstacles and risks in implementing the stated goals.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 1 to refer to the risks related to the Company’s strategy. The Company advises the Staff that a summary of these risks is included in the prospectus summary under the subheading “—Risks associated with our business” on page 4 of Amendment No. 1.
The Offering, page 5
13.	Please revise to include disclosure relating to the rights which are being offered with the common stock.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 1.
Risk Factors, page 8
14.	Please include a separate risk factor disclosing the possibility that the issuance of the preferred stock purchase rights might prevent a change in control in instances where some shareholders may believe the change in control may be in their best interests.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 41 of Amendment No. 1 as requested to include a separate risk factor.
“We have derived substantially all of our revenue from sales of our . . . .,” page 8
15.	Please revise your risk factor header and discussion to clearly state that BioThrax is currently your only product available for commercial sale.

Response:	In response to the Staff’s comment, the Company has revised the risk factor heading on page 9 of Amendment No. 1.
16.	Please revise to include a separate stand alone risk factor disclosing the ongoing legal proceedings and the effects they may have on your sales to the US government.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 1 as requested to include a

WilmerHale
Securities and Exchange Commission
September 25, 2006

separate risk factor.
“Our U.S. government contracts for BioThrax® require annual funding . . . .,” page 9
17.	This risk factor appears to be discussing three separate risks factors, the risks associated with Congressional appropriations that the funding of governmental programs are subject to; the risks permitting unilateral termination of government contracts; and the risk associated with specific procurement regulations in conducting business with the government. Please ensure that each risk factor only discusses one risk factor and move the discussion pertaining to unilateral termination by the government to the risk factor entitled “Unfavorable provisions in government contracts may harm our business . . . .” on page 10 and the discussion regarding governmental oversight as a new separate risk factor.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 10 to 12 of Amendment No. 1 to include a separate risk factor regarding specific procurement regulations and other compliance obligations and to move the discussion regarding unilateral termination by the government as requested.
“The pricing under our fixed price government contracts is based on . . . .,” page 10
18.	If in the past your estimated costs were not accurate and therefore, you were not able to earn an adequate return on your contract, if such impact was material, please describe the incidence and further describe the impact it had on your operations.

Response:	The Company advises the Staff that the accuracy of the Company’s estimates of its costs under its fixed price contracts to supply BioThrax to U.S. government customers has had no material impact on the ability of the Company to date to earn an adequate return under these contracts.
“We have a limited operating history and may not maintain profitability . . . .,” page 11
19.	If there were any material factors that resulted in losses for the three months ended March 31, 2006, please explain. If these factors involved increased expenses that are likely to recur, please identify them and discuss their impact going forward.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 1. The Company advises the Staff that the primary factor that affects profitability for any period is the timing of fulfilling orders from the U.S. government because the Company recognizes revenue from BioThrax product sales following FDA release of the product for sale and distribution.

WilmerHale
Securities and Exchange Commission
September 25, 2006

“We may need additional funding and may be unable to raise capital when . . . .,” page 12
20.	You indicate that you are committed to substantial capital expenditures in connection with the expansion of your Lansing, Michigan facility as well as for the planned build out of two buildings in Frederick, Maryland. Please quantify the approximate amount of expenditure you are committed for in connection with these expansions. Please provide similar information in the risk factor entitled “We have initiated a manufacturing facility expansion program. . . .” on page 13.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 15 of Amendment No. 1.
“BioThrax and our immunobiotic product candidates are difficult to . . . .,” page 13
21.	If your financial condition has historically been materially impacted by lot failures, product recalls or other acceptance criteria, please describe the situation and further describe the impact it had on your operations.

Response:	The Company advises the Staff that lot failures, product recalls and other acceptance criteria have not had a material impact on the Company’s financial condition to date.
“Disruption at, damage to or destruction of our manufacturing facilities . . . .,” page 14
22.	If you have experienced any of the situations described in your bullet point list, please revise to describe the situation you experienced and the consequences. It may be necessary to include such discussion as a separate risk factor discussion.

Response:	The Company advises the Staff that none of the factors described in the bullet point list has had a material impact on the Company’s manufacturing operations to date.
“If third parties do not manufacture our product candidates in sufficient . . . .,” page 15
23.	Please identify the third parties that manufacture the supplies of your immunobiotic product candidates for your preclinical and clinical developments needs. If any of these parties have failed to meet your preclinical and development needs, please discuss the failure and the effects of the failure.

Response:	The Company advises the Staff that the Company generally contracts with third parties on a non-exclusive basis to manufacture its product candidates. After an initial agreement is signed, these manufacturers supply materials to the Company under purchase orders or project

WilmerHale
Securities and Exchange Commission
September 25, 2006

agreements. As disclosed on page 17 of Amendment No. 1, the Company’s only long-term manufacturing agreements for supplies of its product candidates for preclinical and clinical development are its agreement with Talecris Biotherapeutics, Inc. (“Talecris”), for purification and fractionation of plasma for the Company’s anthrax immune globulin candidate, and its collaboration with the U.K. Health Protection Agency (“HPA”), under which HPA provides specialized manufacturing capabilities for the Company’s recombinant bivalent botulinum vaccine candidate and the bivalent botulinum toxoid vaccine that the Company plans to use as the basis of its botulinum immune globulin candidate. Third party manufacturers under short-term supply agreements are not obligated to accept any purchase orders that the Company may submit. The Company further advises the Staff that (i) it has no binding obligations that would require it to purchase specified amounts of product from any other third parties on a continuing basis, (ii) all existing short-term supply contracts are terminable by the Company and (iii) alternative sources are available. Accordingly, the Company respectfully submits that it is not substantially dependent on any other third party manufacturer and that the identity of third party manufacturers other than Talecris and HPA is not material to investors in this offering.
The Company advises the Staff that there has been no failure to date by any third party manufacturer that has had any material impact on the ability of the Company to obtain adequate supplies of its product candidates on a timely basis.
24.	Please identify the third party who provides you with services related to your purification and fractionation of plasma for your anthrax immune globulin candidate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 17 of Amendment No. 1 as requested to identify Talecris as the third party who provides services related to purification and fractionation of plasma for the Company’s anthrax immune globulin candidate.
“Our use of hazardous materials, chemicals, bacteria and viruses requires . . . .,” page 16
25.	If you have been in violation of the environmental laws or been the subject of any investigations for violations in the past, please revise to include this information.

Response:	The Company advises the Staff that it is subject to routine inspections by federal, state, local and foreign agencies that are responsible for the

WilmerHale
Securities and Exchange Commission
September 25, 2006

regulation of flammable, toxic or radioactive materials, but the Company has not been the subject of a specific investigation for violations of environmental laws. The Company further advises the Staff that, other than minor infractions that have not exposed the Company to material liability, it has not previously been in violation of environmental laws.
26.	Please state whether you currently have reasonably adequate insurance to insulate yourself from damage claims arising from your use of hazardous materials and quantify the extent of your insurance coverage.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of Amendment No. 1.
“We will not be able to commercialize our product candidates if our . . . .,” page 17
27.	You indicate in the first full paragraph following the bullet points that you anticipate that the FDA will not require you to conduct a Phase II clinical trial for the botulinum toxoid vaccine before permitting you to initiate a donor stimulation program for your botulinum immune globulin candidate. Please provide the basis for your believe that the FDA will not require to conduct a Phase II clinical trial related to your botulinum immune globulin candidate.

Response:	The Company advises the Staff that, as disclosed, it expects to rely on the safety and immunogenicity data from the pentavalent botulinum toxoid (“PBT”) vaccine previously manufactured by the State of Michigan. This safety data reflects the safe administration of more than 21,000 immunizations with the PBT vaccine. In discussions with the FDA, the Company has designed the Phase I clinical trial as a safety and dose ranging study using a regimen of three doses. The timing of these doses is based on previous results with the PBT vaccine. These cohorts will be followed for safety and immunogenicity for one year to evaluate the duration of the immune response and the optimal timing for a booster dose. The Company expects the Phase I clinical trial to provide valuable data to support the acceptable dose for the new vaccine and the optimal dosing schedule. The Company believes that the design of the Phase I clinical trial, together with detailed safety monitoring during the plasma collection program, will allow the Company to proceed directly to the plasma collection phase without conducting a Phase II clinical trial of the botulinum toxoid vaccine. The Company has revised the disclosure on page 20 of Amendment No. 1 to provide additional support regarding its anticipated development plan.

WilmerHale
Securities and Exchange Commission
September 25, 2006

“If we fail to achieve significant sales of BioThrax to customers in . . . .,” page 19
28.	Please identify the potential customers you are targeting the BioThrax product. Please also identify the type of customers who are currently purchasing your BioThrax product, other than the U.S. government.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 21 of Amendment No. 1.
29.	Please disclose when your new Lansing facility will be completed.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 1.
“The commercial success of BioThrax and any products we develop . . . .,” page 19
30.	Please explain the meaning of the term “recombinant.”

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 1.
31.	To the extent that there have been reports of any material side effects from BioThrax or any of your products in development, please revise to include this information.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 23 of Amendment No. 1.
“We have a small marketing and sales group. If we are unable to expand . . . .,” page 21
32.	To the extent known, please disclose the projected time frame of your hiring the additional marketing personnel and the approximately how many employees you plan to hire.

Response:	The Company advises the Staff that it does not have a specific plan, timeline or budget for expanding its sales and marketing organization. Although the Company believes it will require additional sales and marketing personnel in the future, the Company does not currently plan to add a material number of such employees to its staff in the near term.

WilmerHale
Securities and Exchange Commission
September 25, 2006

33.	If you have had problems attracting or retaining qualified marketing and sales employees, please revise to describe the problems you have experienced.

Response:	The Company advises the Staff that it has not had any material difficulty to date in attracting or retaining qualified sales and marketing employees.
“We face substantial competition . . . .,” page 21
34.	Much of the detail included in this discussion is more appropriate for the Business section. Please revise the discussion to include a level of detail that helps readers understand the risk and consequences. Move the detailed discussion to the Business section.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1 to reduce the level of detail. A more detailed discussion is included in the Business section.
“Legislation and contractual provisions limiting or restricting liability . . . .,” page 23
35.	You indicate that you have applied to the Department of Homeland Security for liability protection for sales of BioThrax. Please disclose when you submitted the application and when you expect to hear from the Department of Homeland Security.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 1 to disclose that the Department of Homeland Security approved the Company’s Safety Act application in August 2006.
     “Product liability lawsuits could cause us to incur substantial liabilities . . . .,” page 24
36.	You indicate that the lawsuits claim damages resulting from personal injuries allegedly suffered because of the BioThrax vaccination. Please specify what type of personal injuries the lawsuits claims arose from the use of your BioThrax vaccination. Additionally, disclose the amount of damages they are seeking.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 1.

WilmerHale
Securities and Exchange Commission
September 25, 2006

“If we fail to attract and keep senior management and key scientific . . . .,” page 27
37.	If you have experienced difficulties hiring or retaining employees, please describe these difficulties. Similarly, if you have reason to expect that you may experience difficulties due to shortages of qualified people or other reasons, please discuss these expectations and the conditions that create the expectations.

Response:	The Company advises the Staff that it has not had any material difficulty to date in hiring or retaining employees. The Company further advises the Staff that, other than the intense competition for qualified personnel already disclosed in this risk factor, it does not currently have any reason to expect that it will experience difficulties due to shortages of qualified people or other reasons.
“We rely on property and equipment owned by the Department of Defense . . . .,” page 28
38.	Please disclose the fee you currently pay to the government for use of their equipment, if such amount is material.

Response:	In response to the Staff’s comment, the Company has revised page 30 of Amendment No. 1 to disclose that the Company pays the DoD a “small” usage fee for the government furnished equipment. The Company advises the Staff that the Company paid a usage fee of less than $100,000 in each of the last three fiscal years.
“If third parties on whom we rely for clinical trials do not perform as . . . .,” page 33
39.	Please identify the third parties on whom you “heavily” rely for the successful execution of your clinical trials. To the extent you have any agreements with such parties, please describe the agreements in your Business section and file the agreement as an exhibit. If you do not believe such agreements are material to you, please provide us with a detailed analysis explaining why you do not believe such agreements are material to you.

Response:	The Company advises the Staff that it does not believe that it is substantially dependent on any particular third party for successful execution of its clinical trials. The contracts with the independent investigators, contract research organizations and other third party service providers that conduct the Company’s clinical trials are terminable by the Company on short notice without penalty. In addition, the Company believes that there are many third parties that can perform the services described in this risk factor and that the Company could easily replace any of these third parties without significant delay, expense or other

WilmerHale
Securities and Exchange Commission
September 25, 2006

disruption. The Company respectfully submits that because it is not substantially dependent upon any such third party for successful execution of its clinical trials, the identity of the third parties that conduct the Company’s clinical trials is not material to investors in this offering.
The Company also believes that its arrangements with independent investigators, contract research organizations and other third party service providers that conduct the Company’s clinical trials are of the type that ordinarily accompany the kind of business conducted by the Company and are made in the ordinary course of business. As discussed above, the Company does not believe that the Company’s business is substantially dependent on any specific arrangement. Accordingly, the Company respectfully submits that the agreements with these third parties are neither required to be filed as exhibits to the Registration Statement nor described in the Business section of the prospectus.
40.	You indicate that you expect to rely on the data from the development efforts of CDC, assuming CDC consents to such use and the study is completed. Please expand your disclosure by describing how frequent your contact with the CDC is and what information you are privy to, if any.

Response:	The Company advises the Staff that it is working closely with the Centers for Disease Control and Prevention (the “CDC”) with respect to the CDC’s independent clinical trial to evaluate the administration of BioThrax in a regimen of fewer doses. Dr. Tom Waytes, Vice President of Medical and Scientific Affairs at the Company, participates in monthly Investigator meetings with the CDC. In addition, Dr. Waytes and other Company personnel provide scientific and regulatory advice to the CDC concerning this trial and participate in the annual review meeting for the trial.
The Company further advises the Staff that the CDC has conducted this trial under an IND sponsored by the CDC. The CDC submitted the Interim Report from this trial as an amendment to the IND and provided the Interim Report to the Company for submission by the Company as a license supplement for a label change. In addition, the CDC has provided the Company permission to cross-reference the CDC’s IND in support of the Company’s license supplement. Teleconferences and meetings with the FDA concerning the license supplement and the conduct of the remainder of the trial include representatives from the CDC and the Company. All responses to FDA questions and requests for additional

WilmerHale
Securities and Exchange Commission
September 25, 2006

information involve participation and input by both the CDC and the Company.
The Company has revised the disclosure on page 35 to provide additional detail regarding the Company’s interaction with the CDC.
41.	Please remove the discussion relating to your plans to expand your internal clinical development and regulatory capabilities and the risk that you may not be able to recruit appropriately trained personnel to your infrastructure to a new separate risk factor discussion.

Response:	In response to the Staff’s comment, the Company has removed the discussion relating to its plans to expand its internal clinical development and regulatory capabilities from this risk factor. The Company respectfully submits that the second paragraph of the risk factor on page 29, “If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully sustain or expand our BioThrax operations or develop or commercialize our product candidates.,” adequately summarizes the risks related to the Company’s plans to expand its internal clinical development and regulatory capabilities.
“We may fail to protect our intellectual property rights, which would . . . .,” page 33
42.	To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party’s belief that you are infringing on their intellectual property, please revise to disclose the situation and potential consequences.

Response:	The Company advises the Staff that it is not aware of any infringement of its intellectual property and has not been notified of any claim by a third party that the Company is infringing on the intellectual property of such third party.
43.	Please disclose who has the obligations to take necessary actions to protect patents under your license and collaboration agreements. If you do not have the obligation to take action, do you have the right to take necessary actions if the other party does not?

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 36 of Amendment No. 1.

WilmerHale
Securities and Exchange Commission
September 25, 2006

“If we infringe or are alleged to infringe intellectual property rights . . . .,” page 35
44.	If you or your collaborators were ever required to pay license fees or royalties, or both as a result of patent infringement claims or to avoid potential claims, please so indicate and provide a description of the circumstances.

Response:	The Company advises the Staff that neither it nor, to its knowledge, any of its collaborators have ever been required to pay license fees or royalties as a result of patent infringement claims or to avoid potential claims with respect to any development and commercialization activities conducted by or on behalf of the Company or products or product candidates resulting from such activities.
“Fuad El-Hibri, our president, chief executive officer and chairman of . . . .,” page 37
45.	Please revise your risk factor heading to include the fact that Mr. El-Hibri will also control the outcome for the election of directors. We note you have provided this disclosure in your risk factor discussion.

Response:	In response to the Staff’s comment, the Company has revised the risk factor heading on page 39 of Amendment No. 1.
“If you purchase shares of our common stock in this offering, you will . . . .” page 38
46.	Please revise this risk factor to state that shareholders will contribute ___% of the total amount to fund BioSolutions but will own only ___% of the shares outstanding.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 41 of Amendment No. 1.
     “A significant portion of our total outstanding shares are restricted from . . . .,” page 39
47.	Please disclose the total number of shares that will available for immediate sale in the market. Please also disclose the percentage that the shares will represent of your total outstanding shares after the offering.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 43 of Amendment No. 1.
48.	Please also disclose the total amount beneficially owned by Mr. El-Hibri and the percentage that his shares represent of your total outstanding after the offering. We note you have provided this information in the risk factor entitled “Fuad El- Hibri, our president, chief executive officer and chairman . . . .,” page 37.

WilmerHale
Securities and Exchange Commission
September 25, 2006

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 1.
49.	Please indicate how many shares you plan to register with respect to shares you intend to issue under your employee benefit plans. Please also indicate when you expect to do so.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 1.
Use of Proceeds, page 42
50.	Please disclose the approximate amount and timing of the proceeds you obtain from the offering for each of the purposes you list in this section, including how much you anticipate spending for each product candidate. Please also specify what type of developmental activities you intend to engage in. Please also indicate where in the development process you expect to be after the expenditure of these proceeds.

Response:	In response to the Staff’s comment, the Company has revised the use of proceeds discussion on page 45 of Amendment No. 1 to disclose the approximate amount of net proceeds that it expects to use to fund each of the purposes listed. The Company has disclosed that the net proceeds it expects to use to fund biodefense product development will be principally for BioThrax label expansions and improvements and animal efficacy trials and clinical development of its anthrax immune globulin and botulinum immune globulin candidates. The Company also has disclosed that the net proceeds it expects to use to fund commercial product development will be principally for clinical development of its typhoid and hepatitis B therapeutic vaccine candidates. In addition, the Company has disclosed that it does not expect that its existing cash and cash equivalents, committed sources of funds and net proceeds from this offering alone will be sufficient to enable it to fund the completion of the development of all of its product candidates or all of the construction costs of its new manufacturing facility in Lansing, Michigan. As noted in Amendment No. 1, the Company’s business plan contemplates that it will raise $10 million to $20 million of additional external debt financing to fund the Lansing facility construction and to provide additional financial flexibility. The Company respectfully submits that greater specificity regarding use of proceeds would not be appropriate or practicable given that the Company expects to continue to fund a significant portion of its development and commercialization costs with internally generated funds from sales of BioThrax.

WilmerHale
Securities and Exchange Commission
September 25, 2006

51.	Please describe which “general corporate purposes” you plan to use the proceeds from this offering for. State an approximate dollar amount for each.

Response:	The Company advises the Staff that it does not have a specific plan, timeline or budget for the allocation of the net proceeds among potential general corporate purposes. In particular, as disclosed in the prospectus, because the Company is in the preliminary planning stages of its build out in Frederick, Maryland, it cannot reasonably estimate the timing and costs that will be necessary to complete this project. In addition, as disclosed, the Company has no current understandings, commitments or agreements to acquire or in license any technologies, products or businesses. Furthermore, as discussed in response to Comment 32, although the Company believes it will require additional sales and marketing personnel in the future, the Company does not currently plan to add a material number of such employees to its staff in the near term. Accordingly, the Company respectfully submits that greater specificity regarding the use of proceeds for general corporate purposes would not be appropriate or practicable.
Management’s discussion and analysis of financial condition, page 49
Critical accounting policies and estimates
Revenue recognition, page 51
52.	Please disclose the amount of allowances for sales returns, rebates, special promotional programs, and discounts recorded as a reduction of gross sales for each of the years presented. Additionally, please tell us and disclose for each year presented, whether management has recorded a current year provision for sales made in the prior year.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 56 of Amendment No. 1.
53.	We note that you recognize revenue upon FDA release of product. Please explain to us in detail the FDA review process for your product including how often it occurs and the average length of the review.

Response:	The Company advises the Staff that the Company cannot sell BioThrax to its customers without written FDA approval for “Continued Manufacturing Use.” As part of the FDA review process, the Company submits a detailed lot protocol to the Product Release Branch at the Center for Biologics Evaluation and Research for each BioThrax lot that the

WilmerHale
Securities and Exchange Commission
September 25, 2006

Company produces for external sale. The Company also is required to submit product samples to the FDA for testing. Although the Company generally submits lot protocols and product samples promptly following the satisfactory completion of internal testing, the Company also is permitted to submit product samples in advance of the lot protocols. During 2005, the Company submitted lot protocols to the FDA on 30 occasions. During 2006 to date, the Company has submitted lot protocols to the FDA on 14 occasions. The length of the FDA review process is approximately four to six weeks. However, individual lots may be released sooner or later depending on factors including: reviewer questions, license supplement approval, reviewer availability and whether internal Company testing of product samples is completed before or concurrently with FDA testing.
Stock-based compensation, page 53
54.	We note that you have used an “independent valuation specialists” to help determine the fair value of your equity securities. It appears that these specialists are used by management as experts. As such, please name the independent valuation specialists and provide written consents, as appropriate.

Response:	The Company advises the Staff that, as disclosed, the Company’s board of directors determines the fair value of the common stock for accounting purposes, including with respect to stock option grants. The assessments provided by independent valuation specialists were only one of a number of factors that the board of directors considered in determining the fair value of the common stock underlying previous stock option grants. The Company does not believe that consideration by the board of directors of assessments of the fair value of the underlying common stock by the independent valuation specialists results in either the independent valuation specialists being deemed experts or requires the filing of a consent pursuant to Rule 436 under the Securities Act. In addition, the Company submits that given the role of the independent valuation specialists, the identity of the independent valuation specialists is not material to investors in this offering.

WilmerHale
Securities and Exchange Commission
September 25, 2006

Results of operations, page 59
55.	Please revise the comparison of years to discuss and quantify the reasons for each significant factor that resulted in significant increases or decreases in line items on your financial statements. Refer to Financial Reporting Codification Section 501.04. Based on your existing disclosures, it appears that you could have better quantified your discussion of revenues, cost of product sales, research and development expenses, and selling, general and administrative expenses. Additionally, please tell us why your cost of product sales as a percentage of revenues has substantially decreased over the years presented.

Response:	In response to the Staff’s comment, the Company has revised and expanded the disclosure beginning on page 63 of Amendment No. 1 to better quantify the discussion of revenues, cost of product sales, research and development expenses and selling, general and administrative expenses.
The Company advises the Staff that the cost of product sales as a percentage of revenues has substantially decreased over the years presented primarily as a result of increasing manufacturing capacity at the Company’s Lansing, Michigan facility by extending the hours of operation of the facility. This increase in manufacturing capacity allowed the Company to spread its fixed manufacturing costs over a greater number of doses manufactured, resulting in a decrease in the cost of product sales per dose. The Company respectfully advises the Staff that this increase in manufacturing capacity and the resulting decrease in cost of product sales per dose is disclosed on page 61 under “—Financial Operations Overview—Cost of product sales.” The improved utilization of the Company’s manufacturing capacity as a result of extending the hours of operation of the manufacturing facility is also disclosed in the applicable comparative period discussions with respect to cost of product sales under “—Results of operations.” The Company further advises the Staff that, by comparison, the average sales price per dose sold has remained relatively stable during the years presented based on pricing in the Company’s contracts with the DoD and HHS.

WilmerHale
Securities and Exchange Commission
September 25, 2006

Liquidity and Capital Resources, page 66
56.	It appears your discussion of material changes in the components of cash flows is just a reiteration of your Statement of Cash Flows. Please include a discussion and analysis of the material changes in components of cash flows from operating activities. Please refer to Section IV of the Securities and Exchange Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations (Release Nos. 33-8350; 34-48960; FR-72).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 71 to 73 of Amendment No. 1.
57.	Please revise to describe any material intended uses and sources of funds. For example, you have disclosed that you are in the process of building a new facility and expanding two other facilities. Your discussion should discuss the anticipated costs of these projects and how you expect to finance them.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1.
Contractual Obligations, page 68
58.	We note that you did not include future royalties and milestone payments in your contractual obligations table. Please disclose, to the extent material, the amount and timing of milestone commitments that are reasonably likely to be paid and the events that would require payment. Additionally, please consider enhancing your discussion of these potential milestone payments within Liquidity and Capital Resources. Please refer to Financial Reporting Release 72, section IV.

Response:	In response to the Staff’s comment, the Company has updated the contractual obligations table in Amendment No. 1 to disclose financially material royalties and milestones related to current development programs that the Company estimates are probable to occur.
59.	We note that you have included scheduled interest payments, net of capitalization. Please revise table to include scheduled interest payment gross or tell us why you believe that the net presentation is appropriate. It would appear that you are obligated to make the scheduled payments regardless of whether you capitalize or expense them.

Response:	In response to the Staff’s comment, the Company has updated the contractual obligations table in Amendment No. 1 to include total scheduled interest payments.

WilmerHale
Securities and Exchange Commission
September 25, 2006

60.	Please reconcile the $13.8 million of short and long-term debt disclosed in the contractual obligation table to the $19.5 million in debt you disclose as debt outstanding as of July 31, 2006.

Response:	The reconciliation of total short and long-term debt as of March 31, 2006 of $13.8 million disclosed in the contractual obligations table to debt outstanding as of July 31, 2006 of $19.5 million is as follows: The $13.8 million of short and long-term debt as of March 31, 2006 includes $2.1 million in scheduled interest payments, leaving a total book value of $11.7 million. The Company made total principal payments of approximately $0.7 million between April 1 and July 31, 2006, bringing the total to $11.0 million. The Company incurred additional debt in May 2006 of $8.5 million in connection with a mortgage loan with HSBC Realty Credit Corporation, bringing the total to $19.5 million.
As part of providing updated interim financial information in accordance with Item 3-12 of Regulation S-X, the Company has updated the contractual obligations table in Amendment No. 1 to reflect obligations as of June 30, 2006. The reconciliation of total short and long-term debt as of June 30, 2006 of $26.1 million disclosed in the contractual obligations table to debt outstanding as of August 31, 2006 of $39.5 million is as follows: The $26.1 million of short and long-term debt as of June 30, 2006 includes $6.5 million in scheduled interest payments, leaving a total book value of $19.6 million. The Company made total principal payments of approximately $0.1 million between July 1 and August 31, 2006, bringing the total to $19.5 million. The Company incurred additional debt in August 2006 of $20.0 million, consisting of $10.0 million in connection with a term loan with HSBC Credit Corporation and $10.0 million under its line of credit with Fifth Third Bank, bringing the total to $39.5 million.
Debt financing, page 68
61.	We note you have received approximately $7.0 million and $8.5 million under debt facilities. Please identify the interest rate, maturity date, and any other material terms for each facility. We note you have provided for some of the terms of these agreements on page 69. We also note you have filed each of these agreements as exhibits to your registration statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 73 to 75 of Amendment No. 1 to identify the material terms for each debt facility.

WilmerHale
Securities and Exchange Commission
September 25, 2006

62.	Are you currently in compliance with all debt covenants?

Response:	The Company advises the Staff that as of June 30, 2006, it was in compliance with all covenants under its debt facilities.
Business, page 72
Products, page 79
63.	Your agreements with HPA are not sufficiently described. Please revise to disclose all the material terms, including amounts paid or received to date, potential milestone payments to be made or received, the existence of royalty rights, expiration and termination provisions, and any other material terms.

Response:	In response to the Staff’s comment, the Company has added a cross reference on page 86 to the more detailed description of the HPA agreements in “Intellectual property and licenses — License agreements” on pages 111 and 112. The Company respectfully submits that such disclosure, as revised, describes all material terms of the HPA agreements. The Company further advises the Staff that the HPA agreements do not provide for milestone payments.
64.	Please include a discussion of the material terms of your funding agreement with Wellcome Trust and file the agreement as an exhibit.

Response:	The Company advises the Staff that it does not believe that the terms of the funding agreement with the Wellcome Trust are material to investors in this offering. Accordingly, the Company respectfully submits that a more detailed discussion of the material terms of the agreement is not necessary. In addition, the Company respectfully submits that the funding agreement with the Wellcome Trust is not required to be filed as an exhibit to the Registration Statement.
The Company believes that the funding agreement with the Wellcome Trust is of the type that ordinarily accompanies the kind of business conducted by the Company and was entered into in the ordinary course of business. In addition, the Company does not believe that the Company’s business is substantially dependent on this arrangement or that the agreement is material to the Company in light of the substantial revenues that the Company has generated from BioThrax product sales, which it uses to fund product development. The Wellcome Trust agreement provides for funding of approximately £1.9 million, or approximately $3.7

WilmerHale
Securities and Exchange Commission
September 25, 2006

million. The Company’s average annual product sales for the past three full fiscal years is approximately $87.9 million.
Botulinum immune globulin, page 86
65.	We note you plan to do a proof-of-concept trial for your botulinum immune globulin candidate as stated on page 87. Please explain what a proof-concept trial is and how it fits into the typical three-phase clinical trial process.

Response:	The Company advises the Staff that a proof-of-concept study is a preclinical study designed to determine the suitability of a product candidate for further development and potential Phase I clinical testing. The goal of a proof-of-concept study for a vaccine is to demonstrate protective efficacy in animal challenge models or an immune response that is associated with protection following administration of the product candidate. The Company has revised the disclosure on page 95 to provide additional detail regarding the proof-of-concept study.
66.	In the fourth full paragraph on page 87 you state that you expect to rely on the safety and immunogenicity data from the pentavalent botulinum toxoid vaccine previously manufactured by the State of Michigan in the development of bivalent botulinum toxoid vaccine. Please indicate when the study was completed and why you believe the FDA will accept the State of Michigan’s data to replace a Phase II clinical trial by you.

Response:	The Company advises the Staff that the Michigan Department of Public Health previously manufactured the PBT vaccine at the site in Lansing, Michigan that the Company acquired in 1998. The PBT vaccine was used and distributed by the CDC for the immunization of at risk laboratory personnel. In all, more than 21,000 immunizations have been safely administered. In addition, the DoD funded clinical trials of the PBT vaccine and used the PBT vaccine during Operation Desert Shield/Desert Storm. In 1996, the FDA’s Vaccine and Related Products Advisory Committee reviewed the safety data for the PBT vaccine. This Advisory Committee reviewed and approved the plan for demonstration of efficacy under what is now referred to as the FDA’s “animal rule.” The plan involved the passive administration of various concentrations of botulinum immune globulin to animal models to determine the level of antibody required to elicit protection to toxin challenge. The plan was carried out, animal efficacy models were developed and preliminary protective levels of antibody were determined.

WilmerHale
Securities and Exchange Commission
September 25, 2006

As part of the overall licensing plan, the DoD conducted a Phase II safety and immunogenicity clinical trial for the PBT vaccine from July 1998 to May 2000. A total of 348 subjects enrolled in the trial.
The trial provided useful information concerning the optimal immunization schedule and also indicated that the PBT vaccine appeared to be safe and that the incidence and severity of local and systemic reactions was acceptable. The Company believes that this study, together with the animal efficacy data and the extensive use of the PBT vaccine by the CDC, provides the FDA a level of comfort with the Company’s new botulinum toxoid vaccine. For example, the FDA has agreed to allow the Company to proceed into Phase I clinical testing without conducting a preclinical toxicity study. While the ability to proceed with a plasma collection program under an IND after the planned Phase I clinical trial will depend on the safety and immunogenicity results of the trial, the Company believes the extensive previous experience with the PBT vaccine supports its plans.
The Company has revised the disclosure on page 95 of Amendment No. 1 accordingly to provide additional support regarding its anticipated development plan.
Typhoid vaccine, page 88
Hepatitis B therapeutic vaccine, page 90
Group B streptococcus vaccine, page 92
Chlamydia vaccine, page 93
Meningitis B vaccine, page 94
67.	We note the statistical and other figures you cite to in each of the above referenced sections relating to market opportunity. Please provide us with copies of the reports you cite to in that section. The copies should be marked to indicate the information supporting your statements.

Response:	Under separate cover, the Company has supplementally provided the Staff with the documentary support for the statistical and other figures cited in each of the above referenced sections relating to market opportunity. As requested, the materials provided to the Staff have been marked to indicate the information supporting the statements in the Registration Statement.

WilmerHale
Securities and Exchange Commission
September 25, 2006

68.	We note your disclosure in the above referenced sections where you provide the results of your clinical trials. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

Response:	In response to the Staff’s comment, the Company has included cautionary language on page 88 of Amendment No. 1 regarding the clinical trial process and the development of the Company’s product candidates.
69.	Please also indicate whether the results of your initial clinical tests done on the vaccine candidates referenced in the each of the above referenced sections have been subject to any type of statistical analysis and, if so, whether the results of trial were statistically significant. In addition, the degree of statistical significance or the P value should be disclosed and explained.

Response:	The Company advises the Staff that the immunogenicity data from some of the Company’s Phase I clinical trials of its typhoid, hepatitis B, and group B streptococcus vaccine candidates were subject to statistical analysis. The purpose of these Phase I clinical trials was to evaluate the safety and immunogenicity of the product candidates. However, the Company does not believe that the p-values or other measures of statistical significance of immunogenicity data generated in these Phase I clinical trials are material to investors. Immunogenicity does not establish efficacy for purposes of regulatory approval of pharmaceutical product candidates. Phase I clinical trials are required to establish the safety of the product candidate, not its immunogenicity, before Phase II clinical trials to evaluate the efficacy of the product candidate can begin. With respect to vaccines, early indications of efficacy through the evaluation of immunogenicity data may be obtained at the same time as safety data by testing the blood titer levels of the participants in the trial and comparing the titer levels among participants who receive different doses of the vaccine candidate. These data, however, only provide indications of efficacy and are neither required nor sufficient to enable a product candidate to proceed to Phase II clinical development. Accordingly, the Company respectfully submits that a discussion in the prospectus of the statistical analyses of the immunogenicity data from these clinical trials discussed above is neither required nor appropriate.

WilmerHale
Securities and Exchange Commission
September 25, 2006

Government Contracts, page 104
70.	When do you expect to complete delivery of the additional five million doses of BioThrax to HHS?

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 112 of Amendment No. 1.
Litigation, page 116
71.	Please revise to disclose the amounts sought in each lawsuit.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 1.
Management, page 121
72.	It does not appear the business description for Mr. Ronald Richard contains dates of employment or other business related activities for the last five years. Please revise your business description for Mr. Richard to include this information.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 130 of Amendment No. 1.
Summary Compensation Table, page 125
73.	You indicate in footnote 1 that bonus amounts for the 2005 have not yet been determined. Please indicate when you expect to know your 2005 bonus amounts.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 135 of Amendment No. 1.
Selling Shareholders, page 147
74.	Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. We may have further comments.

Response:	Microscience Investments Limited may be an affiliate of a broker-dealer. J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Securities Inc., an underwriter in the offering, through its ownership of various entities, owns approximately 10.9% of the voting securities of Microscience Investments

WilmerHale
Securities and Exchange Commission
September 25, 2006

Limited.
On June 23, 2005, the Company acquired all of the outstanding shares of capital stock of Microscience from Microscience Investments Limited in exchange for 1,264,051 shares of the Company’s Class A Common Stock. The Company advises the Staff that the shares received by Microscience Investments Limited are not considered underwriting compensation under the rules and regulations of the National Association of Securities Dealers, Inc.
Financial Statements
Consolidated statements of operations, page F-4
75.	Please tell us why management determined that classification of the “settlement of State of Michigan obligation” and the “litigation settlement” are properly classified as credits to operating expenses as opposed to other income (expense). Please cite authoritative literature management relied upon.

Response:	In determining the proper presentation for the settlement of the State of Michigan obligation and the litigation settlement, the Company relied on the guidance in Article 5 of Regulation S-X as well as Statement of Financial Accounting Concepts No. 6.
The settlement of the State of Michigan obligation represents the reversal of a prior accrual. A portion of the consideration for the Company’s acquisition of assets from the State of Michigan in 1998 was an obligation to deliver specific products and royalties to the State of Michigan over time. The Company estimated the value of this obligation at the time of the asset acquisition and accrued for this amount. In 2004, the Company negotiated a settlement with the State of Michigan that fulfilled all previously established obligations for less than the estimated and accrued amount. As a result, the Company accounted for the reversal of the prior accrual in operating income. The Company recorded the full amount of the accrual in 2004 and considered it in the purchase price allocation. Accordingly, the value of the accrual affected asset values. As of December 31, 2005, the assets had been depreciated or amortized completely through operating expense. Therefore, the Company concluded that the reversal of the accrual should be treated consistently.
The litigation settlement in the financial statements was a resolution of a lawsuit that the Company had initiated against Elan Pharmaceuticals, Inc.,

WilmerHale
Securities and Exchange Commission
September 25, 2006

Athena Neurosciences, Inc. and Solstice Neurosciences, Inc. in an effort to clarify intellectual property rights and recover royalties owed to the Company. In June 2005, the Company settled this dispute for $10 million. The settlement proceeds partially compensated the Company for development expenses incurred in prior periods to develop the intellectual property that was the subject of the litigation. In prior years, the Company had included these development expenses as operating expenses within research and development expenses.
Accordingly, the Company concluded that neither the settlement of the State of Michigan obligation nor the litigation settlement met the criteria of non-operating income and believes that each of these items is properly classified as a component of operating income and expense.
Notes to consolidated financial statements
1. Nature of the business and organization
76.	Please tell us, and disclose how you have accounted for the reorganization in June 2004. It would appear that the transaction should have been accounted for as a reverse acquisition. Additionally, please disclose whether Emergent BioSolutions had any operations prior to June 2004 and, if so, whose historical financial information is being presented.

Response:	In determining the proper presentation of the Microscience acquisition the Company relied upon the guidance in Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”), Appendix D, Continuing Authoritative Guidance speaks to Transactions Between Entities Under Common Control. This guidance states that:
...the term business combination excludes transfers of net assets or exchanges of shares between entities under common control. The following are examples of those types of transactions:
a.	An entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.

b.	A parent company transfers the net assets of a wholly owned subsidiary into the parent company and liquidates the subsidiary. That transaction is a change in legal organization but not a change in the reporting entity.

WilmerHale
Securities and Exchange Commission
September 25, 2006

c.	A parent company transfers its interest in several partially owned subsidiaries to a new wholly owned subsidiary. That also is a change in legal organization but not in the reporting entity.

d.	A parent company exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the parent’s partially owned subsidiary, thereby increasing the parent’s percentage of ownership in the partially owned subsidiary but leaving all of the existing minority interest outstanding.
At the time of the reorganization in June of 2004, BioPort Corporation (“BioPort”) and Emergent BioSolutions were under common control. As a result of the reorganization, BioPort became a wholly owned subsidiary of Emergent BioSolutions. Prior to this reorganization, Emergent BioSolutions had no operations. The financial statements presented for the periods prior to June 2004 represent the results generated by BioPort. SFAS No.141, Paragraph D12 states that, “ When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.” The Company employed this accounting treatment for the reorganization.

WilmerHale
Securities and Exchange Commission
September 25, 2006

2. Summary of significant accounting policies
Revenue recognition, page F-10
77.	Please provide to us, in disclosure type format, the following information regarding your application of the SEC Interpretation Commission Guidance Regarding Accounting for Sales of Vaccines and BioTerror Countermeasures to the Federal Government for Placement in the Pediatric Vaccine Stockpile or the Strategic Nation Stockpile or tell us why this information should not be disclosed:
a.	Material terms and conditions of contracts, including all fees received, description of each enumerated vaccine product that you sell to the vaccine stockpiles, and any continuing involvement with the stockpiles;

b.	Market value of inventory available to be rotated out of vaccine stockpiles and of sales to third parties that were filled from vaccine stockpiles; and

c.	Product quantities and related product sales revenue for enumerated vaccines actually delivered from stockpiles.

Response:	The Company advises the Staff that it did consider the SEC Interpretation noted in the Staff’s comment in preparing its Registration Statement. As the Company describes in the prospectus, the Company has had three primary customers during the period covered by the financial statements included in the Registration Statement: the DoD, the U.S. Department of Health and Human Services (“HHS”) and other non-U.S. governmental entities. The sales of the Company’s product to the DoD and to non-U.S. governments do not fall into the classification of sales into the strategic national stockpile (“SNS”). Accordingly, the Company’s recognition of revenue from those sales does not incorporate or rely upon the alternative accounting provisions of the SEC Interpretation.
Although the SEC Interpretation is applicable to the Company’s contracts with HHS for sales of BioThrax to the SNS, because the Company recognizes revenue upon delivery of product, the Company has not applied this guidance. The Company’s contract with HHS provides for physical delivery of BioThrax to a HHS carrier at which time HHS assumes title and risk of loss. There are no subsequent obligations on the part of the Company, and the earning process is completed. To the Company’s knowledge, the doses delivered to the HHS remain in the SNS until expiration or use. As a result of these conditions surrounding the Company’s sales, the Company has referenced the standard revenue recognition policies contained in Staff Accounting Bulletin No. 104 and is not relying upon the provisions of the SEC Interpretation.

WilmerHale
Securities and Exchange Commission
September 25, 2006

To address the points above, the Company further advises the Staff that:
•	the Company has no continuing involvement with the SNS (other than continued delivery of product to HHS for the SNS);

•	the Company does not rotate doses out of the SNS;

•	the Company does not, and is not able to, make sales of product to any third parties from the doses that the Company delivers to HHS for the SNS; and

•	the Company realizes no revenue during the reporting period for doses of BioThrax that HHS provides from the SNS.
78.	Please note that you have determined that the acquisition of Microscience Limited was an asset purchase under SFAS 141. Please provide to us whether Microscience meets the definition of a business as defined in section 11-01(d) of Regulation S-X. If so, please tell us why you have not included financial statements in compliance with Rule 3-05 of Regulation S-X.

Response:	In determining the proper presentation of the Microscience acquisition, the Company relied upon the guidance in Rule 11-01 of Regulation S-X, Emerging Issues Task Force 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business (“EITF No. 98-3”) and Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises (“SFAS No. 7”).
Rule 11-01(d) of Regulation S-X states that a business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.
At the time of the acquisition of the Microscience assets, Microscience was not generating any revenues. Prior to the acquisition, Microscience issued audited financial statements as a development stage enterprise in accordance with SFAS No. 7. In addition, the business plan that Microscience had prepared at the time of acquisition did not show any significant revenue generating capability for the foreseeable future. At the time of the acquisition, Microscience had employees, certain intellectual property rights, a leased physical facility and minimal fixed assets. The

WilmerHale
Securities and Exchange Commission
September 25, 2006

employees consisted primarily of an at will work force with skill sets similar to most development stage companies. In addition, Microscience had no market distribution system, no sales force and no customer base. At the time of the acquisition, Microscience’s product candidates were either in preclinical or Phase I clinical development. Product candidates at these stages of development require significant additional investment of time and effort prior to submission to a regulatory authority for the evaluation of potential marketing approval. The Microscience development plan did not show marketability for the foreseeable future.
Subsequent to the acquisition of Microscience, the Company (i) installed a new management team, (ii) performed an extensive evaluation of existing Microscience programs, resulting in the reallocation of resources among these programs, and (iii) advanced the development of the Microscience assets. For example, the Company recently entered into a collaboration agreement with Sanofi Pasteur that provided for an upfront license fee of €3 million and the opportunity for significant ongoing revenue.
Based on these facts and circumstances, the Company determined that Microscience did not qualify as a business. In addition, the Company believes that the guidance contained in EITF No. 98-3 and SFAS No. 7 also supports the assertion that Microscience was not a business. Specifically, EITF No. 98-3 states:
A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.
The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:

WilmerHale
Securities and Exchange Commission
September 25, 2006

Inputs
•	Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

•	Intellectual property.

•	The ability to obtain access to necessary materials or rights.

•	Employees.
Processes
The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.
Outputs
The ability to obtain access to the customers that purchase the outputs of the transferred set.
A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.
Based on the authoritative accounting guidance and Rule 11-01(d) of Regulation S-X, the Company determined that Microscience did not meet the definition of a business, based on the facts and circumstances at the time, and concurred with the determination by the previous management of Microscience that it was a development stage enterprise. In addition, the Company concluded that disclosure of prior financial information was not material to an understanding of future operations, due to operational changes implemented at the time of acquisition. Accordingly, the Company accounted for the Microscience transaction as an acquisition of assets in accordance with SFAS No. 141 and concluded that standalone financial statements for Microscience were not required to be presented in the Registration Statement under Rule 3-05 of Regulation S-X.

WilmerHale
Securities and Exchange Commission
September 25, 2006

9. Long-term debt and related party notes payable, page F-19
79.	You disclose on page F-19 that your obligations under the Term Loan dated October 2004 are guaranteed by all of the subsidiaries of the company. Please explain to us your consideration of Rule 3-10 of Regulation S-X to include one of the following in your annual report:
a.	financial statements of the subsidiary guarantors;

b.	condensed consolidating financial information in the notes to the financial statements; or,

c.	the disclosures specified in the Notes to Rule 3-10(f) of Regulation S-X including the narrative disclosures required by Rule 3-10(i)(9) and (10) of Regulation S-X.

Response:	The Term Loan that is referenced above, dated October 2004, is a real estate mortgage loan between Emergent Commercial Operations Frederick, Inc. (formerly named Advanced BioSolutions, Inc.), a wholly owned subsidiary of the Company and Mercantile Potomac Bank. The guaranty provisions of this mortgage loan are limited to the punctual payment of indebtedness.
Rule 3-10(a)(1) of Regulation S-X requires that: “Every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X.” The Company respectfully advises the Staff that the real estate mortgage loan with Mercantile Potomac Bank is not a registered security. Accordingly, the Company does not believe that Rule 3-10 is applicable.

WilmerHale
Securities and Exchange Commission
September 25, 2006

10. Stockholders’ equity, page F-20
80.	In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2005 through the date of your response. Please provide the following information separately for each equity issuance:
a.	The date of the transaction;

b.	The number of shares/options issued/granted;

c.	The exercise price or per share amount paid;

d.	Management’s fair market value per share estimate and how the estimate was made;

e.	An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one for one conversion ratio;

f.	The identity of the recipient, indicating if the recipient was a related party;

g.	Nature and terms of concurrent transactions; and,

h.	The amount of any compensation or interest expense element.
Progressively bridge management’s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response:	Introduction
Attached to this letter as Schedule A is an itemized chronological schedule detailing each issuance of common stock and each grant of options to purchase common stock by the Company since January 1, 2005 through the date of this response, including the date of the transaction, the number of shares/options issued/granted, the exercise or purchase price per share, vesting terms, the identity of the recipient and his or its relationship to the Company and the amount of deferred compensation expense or interest expense element, if any, recorded by the Company with respect thereto.
The Company has from time to time granted stock options as incentives to directors and employees. The Company did not recognize any compensation or interest expense related to stock options granted from January 1, 2005 through December 31, 2005 as all options were granted with an exercise price equal to the estimated fair value of the class B non-voting common stock (“Class B Common Stock”) underlying the options as determined by the Company’s board of directors. The Company recognized compensation expense related to stock options granted during

WilmerHale
Securities and Exchange Commission
September 25, 2006

2006 based on the Company’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment (SFAS No. 123(R)) on January 1, 2006.
The Company has not previously issued any shares of preferred stock. The only issuance of common stock by the Company since January 1, 2005, other than upon the exercise of outstanding stock options, was the issuance of 1.3 million shares of class A voting common stock (“Class A Common Stock”) in connection with the Microscience acquisition on June 23, 2005. These shares of Class A Common Stock were valued for accounting purposes at $21.36 per share. There were no other equity transactions completed concurrently with the Microscience acquisition. The Company has not issued any warrants since January 1, 2005 through the date of this response.
In connection with each grant of stock options, the Company’s board of directors made a good faith determination of the fair value of the Company’s Class B Common Stock as of the date of grant. In making its determination, the board of directors drew on the knowledge and business and financial experience of its officers and directors. Factors considered by the directors in determining the fair value of the Class B Common Stock at the various grant dates included the following:
•	the history and nature of the Company’s business and results of operations;

•	the Company’s prospects for growth, including potential contracts for BioThrax product sales;

•	the Company’s available cash, assets and financial condition;

•	prior determinations of the fair value of the Class B Common Stock underlying stock options granted and the effect of corporate developments, including the progress of the Company’s product candidates, that have occurred between the time of the grants;

•	rights and preferences of the Class B Common Stock compared to the rights and preferences of the Company’s Class A Common Stock;

•	values of public companies that the Company believes are comparable, adjusted for the risks related to and the lack of liquidity for the shares;

WilmerHale
Securities and Exchange Commission
September 25, 2006

•	the time frame in which a liquid market would likely be available for the shares;

•	the assessments provided by independent valuation specialists;

•	business developments involving direct competitors; and

•	general economic trends and the economic outlook and market conditions for the Company’s industry.
The assessments of independent valuation specialists considered by the board of directors were based upon the application of the following approaches:
•	Market approach — determines an estimated value based on an analysis of revenues, earnings and enterprise values of comparable public companies.

•	Income approach — determines an estimated value using a discounted cash flow analysis based on projections of the Company’s future cash flows.
As indicated on Schedule A, in January 2005 through April 2005, the Company granted options to purchase an aggregate of 110,000 shares of Class B Common Stock to directors and employees of the Company at an exercise price of $7.89 per share. The Company’s board of directors made good faith determinations that the fair value of the Company’s Class B Common Stock at the time of grant was $7.89 per share. The board of directors made these determinations based on the factors described above. In making its own independent determination of the fair value of the Class B Common Stock underlying options granted, the board, among other factors, considered information provided by a professional national valuation firm.
From May 2005 to the middle of June 2005, the Company granted options to purchase an aggregate of 135,000 shares of Class B Common Stock to directors and employees of the Company at an exercise price of $10.06 per share. The Company’s board of directors made a good faith determination that the fair value of the Company’s Class B Common Stock at the time of these grants was $10.06 per share. The board of directors made this determination based on the factors described above. In making its own independent determination of the fair value of the Class B Common Stock

WilmerHale
Securities and Exchange Commission
September 25, 2006

underlying options granted, the board, among other factors, considered information provided by a professional national valuation firm.
From the end of June 2005 to December 2005, the Company granted options to purchase an aggregate of 35,000 shares of Class B Common Stock to directors and employees of the Company at an exercise price of $24.52 per share. The Company’s board of directors made a good faith determination that the fair value of the Company’s Class B Common Stock at the time of these grants was $24.52 per share. The board of directors made this determination based on the factors described above. In making its own independent determination of the fair value of the Class B Common Stock underlying options granted, the board, among other factors, considered information provided by a professional national valuation firm.
On June 30, 2006, the Company granted options to purchase an aggregate of 57,500 shares of Class B Common Stock to directors and employees of the Company at an exercise price of $29.58 per share. The Company’s board of directors made a good faith determination that the fair value of the Company’s Class B Common Stock at the time of these grants was $29.58 per share. The board of directors made this determination based on the valuation factors described above.
On September 20, 2006, the Company granted options to purchase an aggregate of 32,500 shares to employees of the Company at an exercise price of $38.16 per share. The Company’s board of directors made a good faith determination that the fair value of the Company’s Class B Common Stock at the time of these grants was $38.16 per share. The board of directors made this determination based on the valuation factors described above.
Determination of Fair Value for Accounting Purposes
Independent valuation specialists conducted valuations to aid the board of directors in the determination as to the fair value of the Class B Common Stock underlying the stock option grants. The independent valuation specialists performed the stock option value analysis in accordance with standards established by the American Institute of Certified Public Accountants.
In determining the fair value of the Company’s Class B Common Stock at the time of the option grants from January 2005 through April 2005, the

WilmerHale
Securities and Exchange Commission
September 25, 2006

board of directors considered the stock option grant valuation conducted by an independent valuation specialist during the fourth quarter of 2004, with the analysis being finalized during the first quarter of 2005. This valuation was conducted to calculate the fair value of the Company, which at this time had two operating subsidiaries: BioPort and Antex Biologics, Inc.
This valuation was conducted using:
•	unaudited financial statements for the year ended June 30, 2004 and audited financial statements for the year ended December 31, 2003;

•	internally prepared forecasted financial statements for the years ending December 31, 2004 through 2008;

•	a market analysis of commercial demand for anthrax vaccine for the years ending 2005 through 2009, prepared by management;

•	a review of venture capital rates of return applicable to a company in the third stage of investment; and

•	interviews with members of senior management of the Company to discuss the Company’s history, operations, financial condition, industry and future prospects.
During this period, the Company had no expectations of completing an initial public offering in the near term. Accordingly, the Company’s board of directors determined that the fair value of the Company’s Class B Common Stock during this period was $7.89 per share, and the Company recorded no stock-based compensation in connection with the options granted during this period.
In determining the fair value of the Company’s Class B Common Stock with respect to the option grants from May 2005 to the middle of June 2005, the board of directors considered the stock option grant valuation conducted by an independent valuation specialist during the first quarter of 2005, with the analysis being finalized during the second quarter of 2005.

WilmerHale
Securities and Exchange Commission
September 25, 2006

This valuation was conducted using:
•	unaudited financial statements for the year ended December 31, 2004 and audited financial statements for the year ended December 31, 2003;

•	internally prepared forecasted financial statements for the years ending December 31, 2005 through 2009;

•	a market analysis of commercial demand for anthrax vaccine for the years ending 2005 through 2009, prepared by management;

•	a review of venture capital rates of return applicable to a company in the third stage of investment;

•	a review and analysis of the valuation metrics implied by comparable public companies and the control and marketability attributes of the Company’s non-voting equity stock, as a private company;

•	interviews with members of senior management of the Company to discuss the Company’s history, operations, financial condition, industry and future prospects; and

•	an analysis of the Company’s industry.
The Company’s board of directors determined that the fair value of the Class B Common Stock for this period was $10.06 per share, and the Company recorded no stock-based compensation in connection with the options granted during this period.
In determining the fair value of the Company’s Class B Common Stock with respect to the option grants from the end of June 2005 to December 2005, the board of directors considered the stock option grant valuation conducted by an independent valuation specialist during the third and fourth quarters of 2005, with the analysis being finalized during the first quarter of 2006.
This valuation was conducted using:
•	a consideration of the history and nature of the Company’s business and growth opportunities;

WilmerHale
Securities and Exchange Commission
September 25, 2006

•	general economic trends and the economic outlook and market conditions for the Company’s industry;

•	the market position, recognition and profitability of the Company’s products and services;

•	financial projections of the Company; and

•	the risks associated with competition, customers and barriers to entry and exit from the industry.
The Company’s board of directors determined that the fair value of the Class B Common Stock for this period was $24.52 per share, and the Company recorded no stock-based compensation in connection with the options granted during this period.
The Company’s board of directors determined that the fair value of the Class B Common Stock for the options granted on June 30, 2006 was $29.58 per share, and the Company recorded stock-based compensation in connection with the options granted on that date in accordance with SFAS 123(R). The Company also recorded stock-based compensation in connection with previously granted options that continued to vest during this period in accordance with SFAS 123(R). The increase in the fair value of the Class B Common Stock from the prior determination reflected the progress towards the Company’s initial public offering and the growth and development in the Company’s business.
The Company’s board of directors determined that the fair value of the Class B Common Stock for the options granted on September 20, 2006 was $38.16 per share, and the Company recorded stock-based compensation in connection with the options granted on that date in accordance with SFAS 123(R). The increase in the fair value of the Class B Common Stock from the prior determination reflected the progress towards the Company’s initial public offering and the growth and development in the Company’s business.
Discussion of Increases from Estimates of Fair Value to Current Estimated Preliminary Filing Range
For purposes of the Company’s analysis in response to the Staff’s comment, the Company has assumed an indicative filing price range of $40 to $44 per share for the offering based on existing conditions in the

WilmerHale
Securities and Exchange Commission
September 25, 2006

public capital markets, the Company’s financial position, results of operations and prospects, the market valuations of comparable publicly traded companies and preliminary discussions with the underwriters regarding potential valuations for the Company. The actual price range to be included in a subsequent pre-effective amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control, such as changes in market conditions and the valuation of comparable publicly traded companies. However, the Company believes that the foregoing indicative filing price range will not be subject to significant change.
The Company believes that the increase in the fair value of its Class B Common Stock from $7.89 per share in January 2005 to $38.16 in September 2006 and to the mid-point of the currently anticipated filing range of $42 per share is attributable to the Company’s continued growth in its business and prospects, as described in further detail below.
•	in May 2005, the Company entered into an agreement to supply five million doses of BioThrax to HHS for placement into the SNS for a fixed price of $123 million;

•	in May 2005, the Company finalized a settlement agreement in the litigation that it had initiated against Elan Pharmaceuticals, Inc., Athena Neurosciences, Inc. and Solstice Neurosciences, Inc. in an effort to clarify intellectual property rights and recover royalties owed to the Company, resulting in a $10 million settlement payment to the Company;

•	in June 2005, the Company’s Microscience acquisition created a company with two business segments (biodefense and commercial), with a significantly expanded product portfolio, including products in Phase I clinical development;

•	in November 2005, VaxGen announced that it would not be able to perform its contractual obligations to deliver 25 million doses of an experimental recombinant anthrax vaccine to HHS for the SNS in 2006 as required;

•	in December 2005, the FDA published its final order concluding that BioThrax is safe and effective for the prevention of anthrax infection by all routes of exposure, including inhalation;

WilmerHale
Securities and Exchange Commission
September 25, 2006

•	in February 2006, the Company commenced the construction of a new 50,000 square foot manufacturing facility on its Lansing, Michigan campus;

•	in February 2006, a federal appellate court ruled that an injunction prohibiting the DoD from administering BioThrax to military personnel without informed consent of the recipient or a Presidential waiver had been dissolved;

•	in March 2006, the Company formally initiated its efforts to effect an initial public offering of its common stock by identifying managing underwriters and conducting an organizational meeting for the proposed offering;

•	in March 2006, the U.K. Medicines and Healthcare Products Regulatory Agency approved the Company’s Phase II clinical trial application for the Company’s hepatitis B therapeutic vaccine candidate;

•	in April 2006, the Company completed the acquisition of a facility in Frederick, Maryland to enable the development of a pilot plant and large scale commercial manufacturing facility for the production of new vaccine product candidates;

•	in April 2006, the DoD issued a notice that it intends to negotiate a sole source fixed price contract for the purchase of up to an additional 11 million doses of BioThrax over one base contract year plus four option years;

•	in April 2006, a federal court entered summary judgment in the Company’s favor in four lawsuits asserting BioThrax product liability claims on behalf of approximately 122 individuals;

•	in May 2006, the Company entered into a license and co-development agreement with Sanofi Pasteur, the vaccines business of Sanofi-Aventis, for the Company’s meningitis B vaccine candidate, that provided for an upfront license fee to the Company of €3 million, payments to the Company of up to a maximum of €73 million upon the achievement of specified milestones and royalties based on net sales of licensed products;

WilmerHale
Securities and Exchange Commission
September 25, 2006

•	in May 2006, VaxGen indicated that its new anthrax vaccine product would be further delayed, and its HHS contract was modified to extend the deadlines to complete various milestones, including deliveries, and impose additional requirements for clinical and non-clinical studies to be completed prior to the initiation of vaccine deliveries to the SNS;

•	in May 2006, the Company entered into a contract modification with HHS for the delivery of an additional five million doses of BioThrax by May 2007 for a fixed price of $120 million;

•	on August 14, 2006, the Company filed a Registration Statement for its initial public offering;

•	in August 2006, the Department of Homeland Security approved the Company’s application under the Safety Act, enacted by the U.S. Congress in 2002, for liability protection for sales of BioThrax;

•	in August 2006, the National Institute of Allergy and Infectious Diseases awarded grant funding to the Company of up to $3.7 million for preclinical tolerability, pharmacokinetic and efficacy studies of the Company’s anthrax immune globulin candidate; and

•	in August 2006, the Company obtained a $10 million term loan to fund a portion of the construction costs of its facility expansion in Lansing, Michigan.
Prior to August 2006, when the Company filed the Registration Statement, there was significant uncertainty as to whether the Company would proceed with an IPO. As a result of the filing of the Registration Statement and continued progress towards completing the registration process after this time, the Company’s board of directors reduced the discount for lack of liquidity and marketability that it applied in its determination of the fair value of the Class B Common Stock.
The Company believes that the successful completion of its initial public offering will add value to its common stock for the following reasons:
•	the Company’s common stock will gain increased liquidity and marketability;

•	the Company’s cost of capital will be lowered;

WilmerHale
Securities and Exchange Commission
September 25, 2006

•	the proceeds from the offering will enhance the Company’s enterprise value by improving its ability to execute its business strategy, expand its sales, marketing and manufacturing capabilities and fund its development activities; and

•	the Company will be better situated, utilizing common stock that will have a readily ascertainable market value and enhanced liquidity, to obtain marketed products and development stage product candidates through acquisition, which is an important component of its growth strategy.
In addition, the Company notes that although the Class B Common Stock is convertible on a one-for-one basis into common stock upon the completion of the initial public offering, the Class B Common Stock has no voting rights under the Company’s certificate of incorporation and is subject to a contractual right of repurchase by the Company at the Company’s option upon the occurrence of specified events. The board of directors considered the lack of voting rights and the right of repurchase in its determinations of the fair value of the Class B Common Stock underlying options granted during the period discussed above.
Conclusion
In light of the considerations described above and the information set forth on Schedule A attached hereto, the Company believes that it has properly accounted for its stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and other relevant accounting literature.
13. Commitments and settlement gains, page F-26
81.	As your noncancelable operating lease contains a 3% annual escalation, please disclose the amount of deferred rent as of each reporting date.

Response:	Because the Company has determined that deferred rent is not material, it has not been recorded or disclosed in the financial statements or accompanying notes. If deferred rent had been recorded, the maximum balance during the period from January 1, 2003 to June 30, 2006 would have been less than $100,000. Therefore, the Company respectfully

WilmerHale
Securities and Exchange Commission
September 25, 2006

submits that disclosure of the amount of deferred rent as of each reporting date is not necessary.
14. Related party transactions
82.	We note that you have terminated some of the arrangements disclosed. Please tell us and disclose specifically which arrangements remain in effect as of the latest reporting period.

Response:	The Company advises the Staff that the arrangements disclosed in “Note 14. Related party transactions” have all been terminated, except that the following agreements remain in effect: an agreement with a director to perform corporate strategic issues consultation and directed project support to the Company’s marketing and communications group and an agreement with East West Resources Inc., a company owned by the Company’s Chief Executive Officer, to provide transportation and logistical support. The Company has revised the disclosure on pages F-27 and F-28 of Amendment No. 1 accordingly.
17. Subsequent events, page F-29
83.	Please explain to us what is meant by “The Company paid $1,250 in cash and financed the balance with cash and with a bank loan in the amount of $8,500.”

Response:	The Company advises the Staff that the reference to “with cash” in the above disclosure was a typographical error and has been deleted. The Company has revised the disclosure accordingly on page F-20 in “Note 9 — Long-term debt and related party notes payable.”
84.	Please disclose when you will recognize revenue associated with the upfront fee received from Sanofi Pasteur relating to the development and commercialization of its meningitis B vaccine candidate.

Response:	The Company advises the Staff that, in conjunction with the update of the interim financial information in accordance with Item 3-12 of Regulation S-X, the Company has deleted disclosure of the collaboration agreement with Sanofi Pasteur and the related accounting treatment of the upfront license fee as a subsequent event. The Company further advises the Staff that it has revised the disclosure on page 56 of Amendment No. 1 to describe the recognition of revenue related to the upfront license fee from Sanofi Pasteur. In accordance with Emerging Issues Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables,

WilmerHale
Securities and Exchange Commission
September 25, 2006

the Company recorded the amount of the upfront license fee as deferred revenue and is recognizing the revenue over the estimated development period under the contract, currently estimated at seven years, as adjusted from time to time for any delays or acceleration in the development of the product candidate.
* * * *

WilmerHale
Securities and Exchange Commission
September 25, 2006

Amendment No. 1 includes as an exhibit a form of opinion of WilmerHale. WilmerHale hereby confirms to the Staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888 or David E. Redlick of WilmerHale by telephone at (617) 526-6434 or facsimile at (617) 526-5000. Thank you for your assistance.
Very truly yours,
/s/ Brian A. Johnson
Brian A. Johnson

cc:	Fuad El-Hibri
Daniel J. Abdun-Nabi, Esq.
David E. Redlick, Esq.
James A. Lebovitz, Esq.
Brian D. Short, Esq.

Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, VA 22312-2413

Rule 83 Confidential Treatment Request by Emergent BioSolutions Inc.
Emergent BioSolutions Inc. respectfully requests that the information contained under the heading “Recipient” in this Schedule A be treated as confidential information and that the Commission provide timely notice to Emergent BioSolutions Inc.,
Daniel J. Abdun-Nabi, General Counsel, 300 Professional Drive, Suite 250, Gaithersburg, Maryland, (301) 944-0290,
before it permits any disclosure of the bracketed information contained in this Schedule A.
Emergent BioSolutions Inc.
Schedule A
Chronological Schedule
Equity Instruments Issued from 1/1/2005 to 9/22/2006

						Deferred
			No. of	Exercise/		Compensation/
		Date of	Shares/	Purchase	Vesting	Interest
Recipient	Relationship	Transaction	Options Granted	Price	Terms	Expense*

Richard, Ronald	Director	1/26/2005	15,000	$7.89	(1)	7,425
Arcuri, Edward	Executive Officer	2/9/2005	38,000	$7.89	(2)	19,911
Arcuri, Edward	Executive Officer	2/9/2005	2,000	$7.89	(2)	1,065
Chatfield, Steven	Executive Officer	2/9/2005	20,000	$7.89	(2)	10,650
[**]	Employee	2/9/2005	5,000	$7.89	(2)	2,910
[**]	Employee	2/9/2005	5,000	$7.89	(2)	2,910
[**]	Employee	4/2/2005	25,000	$7.89	(2)	14,755
Kramer, Robert	Executive Officer	5/25/2005	24,850	$10.06	(3)	11,120
Kramer, Robert	Executive Officer	5/25/2005	15,150	$10.06	(3)	13,286
El-Hibri, Fuad	Executive Officer and Director	5/25/2005	75,000	$10.06	(3)	55,051
Elsey, R. Don	Executive Officer	6/6/2005	5,000	$10.06	(4)	3,737
Hauer, Jerome	Director	6/15/2005	15,000	$10.06	(5)	11,255
Microscience Investments Limited	Unrelated Third Party	6/23/2005	1,264,051	$21.36	N/A	—
[**]	Employee	6/24/2005	5,000	$24.52	(4)	9,105
[**]	Employee	6/24/2005	5,000	$24.52	(4)	9,105
[**]	Employee	7/6/2005	5,000	$24.52	(4)	9,147
[**]	Employee	7/27/2005	5,000	$24.52	(4)	9,206
[**]	Employee	9/12/2005	5,000	$24.52	(4)	9,179
[**]	Employee	11/21/2005	5,000	$24.52	(4)	9,292
[**]	Employee	11/28/2005	5,000	$24.52	(4)	9,274
[**]	Employee	6/30/2006	5,000	$29.58	(6)	—
[**]	Employee	6/30/2006	2,500	$29.58	(6)	—
Zink, Thomas	Executive Officer	6/30/2006	10,140	$29.58	(7)	—
Zink, Thomas	Executive Officer	6/30/2006	9,860	$29.58	(7)	—
Allbaugh, Joe	Director	6/30/2006	15,000	$29.58	(6)	—
Sullivan, Louis	Director	6/30/2006	15,000	$29.58	(6)	—
Elsey, R. Don	Executive Officer	9/20/2006	15,000	$38.16	(8)	—
[**]	Employee	9/20/2006	5,000	$38.16	(9)	—
[**]	Employee	9/20/2006	5,000	$38.16	(10)	—
[**]	Employee	9/20/2006	5,000	$38.16	(11)	—
[**]	Employee	9/20/2006	2,500	$38.16	(6)	—

					Total	218,383

						*All compensation expense incurred is a result of the adoption of FASB No. 123(R).
(1)	These options vest in three equal annual installments beginning on June 1, 2006.

(2)	These options vest in three equal annual installments beginning on December 31, 2005.

(3)	These options vest in three annual installments, with 40% of the original number of shares vesting on December 31, 2005 and 30% of the original number of shares vesting on each of December 31, 2006 and December 31, 2007.

(4)	These options vest in three annual installments, with 40% of the original number of shares vesting six months from the date of grant, 30% of the original number of shares vesting 1.5 years from the date of grant and the remaining 30% of the original number of shares vesting 2.5 years from the date of grant.

(5)	These options vest in three equal annual installments beginning on January 1, 2006.

(6)	These options vest in three equal annual installments beginning one year from the date of grant.

(7)	These options vest in three equal annual installments beginning on May 9, 2007.

(8)	These options vest in three equal annual installments beginning on March 1, 2007.

(9)	These options vest in three equal annual installments beginning on August 7, 2007.

(10)	These options vest in three equal annual installments beginning on August 14, 2007.

(11)	These options vest in three equal annual installments beginning on July 31, 2007.